Snyder’s-Lance, Inc.

13024 Ballantyne Corporate Place, Suite 900

Charlotte, North Carolina 28277

April 24, 2012

VIA EDGAR

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Snyder’s-Lance, Inc.

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 27, 2012

File No. 000-00398

Dear Mr. Hiller:

On behalf of Snyder’s-Lance, Inc. (the “Company”), I acknowledge receipt of the Staff’s comment letter dated April 11, 2012 on the above referenced Form 10-K. Pursuant to Margaret Wicklund’s conversations with John Cannarella, the Company requested additional time to respond to the comment letter. Based on her discussion with Mr. Cannarella yesterday, the Company plans to respond to the comment letter on or before May 15, 2012.

Should you require additional information, please feel free to call me at (704) 554-1421.

Sincerely,

/s/ Rick D. Puckett

Rick D. Puckett
Executive Vice President, Chief Financial Officer and Treasurer